SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 18, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Economic - Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SBSP3: R$136.00/thousand shares
SBS: US$13.65 (ADR=250 shares)
Total shares:28,480 million
Market value: R$3,873.3 million
Closing price: 05/16/2005

SABESP announces first quarter 2005 results

São Paulo , May 16, 2005 - SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (NYSE: SBS; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, announces today its results for the first quarter 2005 (1Q05). The Company's operating and financial information, except when indicated otherwise, is shown in Brazilian Reais , in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the first quarter 2004 .

Highlights

  EBITDA margin recovery, reaching 48.3% in 1Q05.
  Recovery of billed volumes for water and sewage in the retail market, recording a 4.1% increase, in comparison to 1Q04.
  Net revenue in the quarter posted a 6.6% growth.

First Quarter 2005 Financial Results
May 16, 2005

1. SABESP posted a 6.6% net revenue growth and a 6.5% EBITDA growth

			(R$ million)

Highlights	1Q04	1Q05	Change %

Net operating revenue	1,087.4	1,158.7	6.6
EBIT (*)	381.8	413.8	8.4
EBITDA (**)	525.3	559.3	6.5
EBITDA margin (%)	48.3	48.3	-
Net income	115.5	151.4	31.1

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

SABESP recorded net revenue of R$1.2 billion and EBITDA of R$559.3 million in 1Q05. The final result in the period, a R$151.4 million net income, is mainly due to the 9.9% increase in gross operating revenue.

2. Net operating revenue – 6.6% growth

Net operating revenue recorded a R$71.3 million or 6.6% increase. Such upside is a result of the 6.8% tariff readjustments as of August 29, 2004. However, this increase was minimized by changes occurred in the COFINS/PASEP legislation.

Volume of water and sewage billed to the retail market grew by 4.1%, which had also contributed to operating revenue increase, as the migration of customers for a higher tariff consumption level took place.

The following tables show the water and sewage billed to the retail and to the wholesale markets by customer category and region, in the first quarter of 2004 and 2005:

VOLUME OF WATER AND SEWAGE BILLED*** BY CUSTOMER CATEGORY - million m3

	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	1Q04**	1Q05%		1Q04**	1Q05%		1Q04**	1Q05%

Residential	305.8	318.1	4.0	234.4	247.2	5.5	540.2	565.3	4.6
Commercial	35.4	35.5	0.3	31.1	32.0	2.9	66.5	67.5	1.5
Industrial	7.5	8.0	6.7	7.6	7.7	1.3	15.1	15.7	4.0
Public	10.8	10.6	(1.9)	8.5	8.3	(2.4)	19.3	18.9	(2.1)

Total Retail	359.5	372.2	3.5	281.6	295.2	4.8	641.1	667.4	4.1

Wholesale	63.1	63.6	0.8				63.1	63.6	0.8

Total	422.6	435.8	3.1	281.6	295.2	4.8	704.2	731.0	3.8

VOLUME OF WATER AND SEWAGE BILLED*** BY REGION – million m3

	Water		Chg	Sewage		Chg	Water + Sewage		Chg
	1Q04**	1Q05%		1Q04**	1Q05%		1Q04**	1Q05%

Metropolitan	235.6	243.6	3.4	188.4	197.2	4.7	424,0	440,8	4,0
Regional Systems *	123.9	128.6	3.8	93.2	98.0	5.2	217,1	226,6	4,4

Total Retail	359.5	372.2	3.5	281.6	295.2	4.8	641,1	667,4	4,1

Wholesale	63.1	63.6	0.8				63,1	63,6	0,8

Total	422.6	435.8	3.1	281.6	295.2	4.8	704,2	731,0	3,8

(*) Composed of the Costal and Interior
(**) 1Q04 amounts differ from those expressed in previous releases due to adjustments made by customer category
(***) Non audited information

3. Costs, administrative and selling expenses

Costs, administrative and selling expenses went up by R$39.3 million or 5.6% .

Bellow we present the main variations:

				(R$ million)

	1Q04	1Q05	Variation	Chg. %

Salaries and payroll	253.3	254.1	0.8	0.3
General supplies	20.2	24.2	4.0	19.8
Treatment supplies	27.4	31.0	3.6	13.1
Third party services	88.9	101.6	12.7	14.3
Electric power	96.8	98.0	1.2	1.2
General expenses	29.2	38.2	9.0	30.8
Depreciation and amortization	143.5	145.5	2.0	1.4
Credit write-offs	39.5	45.9	6.4	16.2
Tax expenses	6.8	6.4	(0.4)	(5.9)

Costs, administrative and selling expenses	705.6	744.9	39.3	5.6

3.1. Salaries and payroll

Salaries and payroll presented a R$0.8 million or 0.3% increase. Such increase was mainly due to the 4.2% increase in wages, benefits and charges from the labor agreement as from May 2004, partially offset by the Programa de Demissão Incentivada – PDI (Encouraged Dismissal Program).

3.2. General supplies

This line recorded a R$4.0 million or 19.8% growth, mainly directed towards materials utilized in the maintenance of residential connections, which amounted to R$1.2 million, system maintenance on the amount of R$1.0 million and gas and lubricant for the company’s vehicles on the amount of R$0.5 million.

3.3. Treatment supplies

Recorded a R$3.6 million or 13.1% increase, as a result of the following material’s variation: active carbon in the amount of R$1.0 million, chlorine in the amount of R$0.9 million, cooper sulfate in the amount of R$0.6 million and liquid aluminum sulfate in the amount of R$1.3 million. Such increases are related to water quality worsening, and to price increases in chlorine’s case.

3.4. Third party services

Went up by R$12.7 million or 14.3%, mainly motivated by technical professional services in the amount of R$10.1 million and hydrometer reading and bills delivering in the amount of R$1.9 million. The maintenance program for the water distribution in the metropolitan region (Global Sourcing) had contributed with R$8.0 million with paving, sidewalk replacement and residential connections maintenance.

Such increase was partially offset by the drop in advertising and media campaigns expenses in the amount of R$8.2 million (R$2.4 million in 2005 and R$10.7 million in 2004), due to the change in the Company’s communication strategy for media campaigns of the rational use of water.

3.5. Electric power

Electric power presented an increase of R$1.2 million or 1.2%, resulting from the average increase of 17.5% in electric power tariffs. Regarding electric power consumption, there was a 0.6% drop in the first quarter of 2005 (510,615 MWh) in comparison to the same period of 2004 (513,970 MWh).

Some factors had influenced in the proportion of the financial percentage of 1.2% over the average increase of 17.5% in tariffs: (i) entrance of SABESP as a free electric power consumer, resulting on significant savings (30.0% in some installations), (ii) the result of the electric power saving due to the Programa de Eficiência Energética (electric efficiency program) and (iii) intensification of high voltage electric power contracts management.

3.6. General expenses

Presented a R$ 9.0 million or 30.8% raise, mainly due to provision for civil contingencies, in the amount of R$6.7 million (increase in the number of lawsuits) and loss provision in the amount of R$3.9 million.

3.7. Depreciation and amortization

Presented an R$2.0 million or 1.4% increase, due to recognition of sites under construction as permanent assets, during the 2004 fiscal year, on the amount of R$828.8 million.

3.8. Credit write-offs

An increase of R$6.4 million, or 16.2%, relating to approximately R$15.2 million in credit write-offs and R$8.8 million in recoveries.

4. Financial expenses and passive monetary variations

4.1. Financial expenses

Financial expenses posted a R$0.2 million increase, due to:

  Interest on domestic loans and financing, up by R$4.8 million, due to higher Certificate of Interbank Deposits (CDI), as to the entrance of the 7th debenture issuance;

  Interest on external loans and financing, with a R$8.2 million drop, explained by the outstanding balance due to the US dollar variation versus the real in the analyzed quarters;

  Other financing expenses, corresponding to a R$1.7 million increase, due to expenses regarding the 5th debenture issuance repricing;

  Income tax over external remittance, a R$3.2 million drop, due to the payment of Eurobonus interest during the first quarter of 2004;

  Provision for financial contingencies, with a R$3.9 million increase, due to new lawsuits estimates, regarding interest and fine.
4.2. Passive monetary variation

Passive monetary variation presented a drop of R$20.9 million, due to the following:

  Exchange rate variation over loans and financing, from an expense of R$17.6 million in 2004, to a revenue of R$11.3 million in 2005. Despite of the US dollar appreciation versus the real in 2004 was of 0.7% and in 2005 of 0.4%, IDB’s currency basket recorded an exchange loss in 2004;

  Monetary variation over loans and financing, with a R$8.9 million increase, due to Referential Rate - TR and General Market Price Index - IGP-M updates over domestic loans and financing, combined with the entrance of the 7th debentures issuance.
5. Operating indicators

The table bellow shows the continued improvement on the company’s services.

Operational Indicators	1Q04	1Q05	Chg. %

Water connections (1)	6,231	6,394	2.6
Sewage connections (1)	4,621	4,780	3.5
Population directly served – water (2)	22.0	22.4	1.8
Population directly served – sewage collection (2)	17.9	18.2	1.7
Bulk water sales billed (3)	63.1	63.6	0.8
Retail water sales billed (3)	359.5	372.2	3.5
Sewage services sales billed (3)	281.6	295.2	4.8
Number of employees	18,091	17,669	(2.3)
Operating productivity (4)	600	632	5.3

Notes:

(1) In 1,000 units at the end of the period
(2) Million of inhabitants at the end of the period (does not include bulk services)
(3) In million m³
(4) Number of water and sewage connection per employee

6. Loan settlements and financing

From the total loan and financing amount maturing by the end of 2005, we highlight Eurobonus in the amount of R$733.2 million due on July, R$75.0 million from the 4th debenture issuance, to be paid in 3 installments of R$25.0 million in the following quarters and the amortization of one third of the 5th debentures issuance par value in the amount of approximately R$150.0 million on April 1st, 2005. Part of this resources were funded by the 7th debenture issuance, in the amount of R$300.0 million, settled on March 14, 2005. On April 1, 2005 took place the repricing of two thirds of the 5th debenture issuance, in the amount of approximately R$298.1 million.

(R$ million)

INSTITUTION	Apr-Dec 2005	2006	2007	2008	2009	2010	2011 and onwards	TOTAL

DOMESTIC
Banco do Brasil	132.2	189.8	206.6	224.8	244.7	266.4	1,039.5	2,304.0
Caixa Econômica Federal	29.0	41.4	44.8	48.3	51.2	55.0	221.7	491.4
Debentures	224.0	249.0	380.9	-	396.2	288.3	-	1,538.4
BNDES	5.4	24.0	25.7	25.7	25.7	25.7	47.2	179.4
Other	1.6	4.0	4.5	4.6	4.4	4.2	3.8	27.1
Interest and charges	86.4	-	-	-	-	-	-	86.4

Domestic Total	478.6	508.2	662.5	303.4	722.2	639.6	1,312.2	4,626.7

INTERNATIONAL
World Bank	12.1	12.1	6.1	-	-	-	-	30.3
Société Génerale	3.2	3.5	-	-	-	-	-	6.7
IDB	84.4	116.5	116.5	80.6	80.6	80.6	670.1	1,229.4
Eurobonus	733.2	-	-	599.9	-	-	-	1,333.1
Deutsche Bank Luxembourg	53.3	-	-	-	-	-	-	53.3
Interest and charges	54.0	-	-	-	-	-	-	54.0

International Total	940.2	132.2	122.6	680.5	80.6	80.6	670.1	2,706.8

Total	1,418.8	640.4	785.1	983.9	802.8	720.2	1,982.3	7,333.5

7. Conference calls and webcast details

Portuguese:	Tuesday, May 31, 2005
10 am – US EST
Phone: (55 11) 2101-1490
Conference ID code: SABESP

English:	Tuesday, May 31, 2005
12 pm – US EST
Phone: +1 (973) 935-2401
Conference ID code: 6075364 or SABESP

For additional information please contact the Investor Relations Department:

Mario Sampaio	Marisa Guimarães
(11) 3388-8664	(11) 3388-9135
maasampaio@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement
Brazilian Corporate Law			R$ thousand

	1Q05	1Q04%

Sales/Services Gross Revenues	1,252,008	1,138,816	9.9
Water Supply - Retail	652,077	588,826	10.7
Water Supply - Wholesale	57,730	53,377	8.2
Sewage Collection and Treatment	521,632	475,138	9.8
Other Services	20,569	21,475	(4.2)
Gross Revenue Deductions (Cofins/Pasep)	(93,339)	(51,425)	81.5
Net Sales/Services	1,158,669	1,087,391	6.6
Cost of Goods and/or Services Sold	(557,305)	(536,408)	3.9
Gross Profit	601,364	550,983	9.1
Selling Expenses	(113,011)	(99,006)	14.1
General & Administrative Expenses	(74,564)	(70,187)	6.2
Net Interest Income (Expense)	(182,979)	(202,816)	(9.8)
Operating Result	230,810	178,974	29.0
Non Operating Expenses (Income)	(518)	(483)	7.2
Income Before Taxes	230,292	178,491	29.0
Provivision for Income Tax/Social Contribution	(78,589)	(55,953)	40.5
Provivision for Deferred Income Tax/Social Contribution	8,447	1,729	388.5
Extraordinary Item Net of IT and SC	(8,780)	(8,781)	-
Net Income	151,370	115,486	31.1
Shares Outstanding (1000 shares)	28,479,577	28,479,577
EPS (R$/1000 shares)	5.32	4.06

Depreciation and Amortization	145,460	143,503
EBITDA	559,249	525,293
% of net sales	48.3%	48.3%

Balance Sheet

Brazilian Corporate Law		R$thousand

ASSETS	03/31/05	03/31/04

Cash and Cash Equivalents	452,222	231,507
Accounts Receivable, net	1,041,174	874,393
Accounts Receivable from Shareholders	115,722	42,074
Inventory	24,540	21,152
Taxes and contributions	30,321	29,714
Other Receivables	47,163	29,452

Total Current Assets	1,711,142	1,228,292

Accounts Receivable, net	287,717	195,796
Accounts Receivable from Shareholders	754,403	683,485
Indemnities Receivable	148,794	148,794
Judicial Deposits	16,168	17,501
Taxes and contributions	267,512	231,282
Other Receivables	28,870	31,384

Total Long-Term Assets	1,503,464	1,308,242

Investments	5,100	740
Permanent Assets	14,008,471	14,049,832
Deferred Assets	37,164	46,837

Total Permanent Assets	14,050,735	14,097,409

Total Assets	17,265,341	16,633,943

LIABILITIES	03/31/05	03/31/04

Suppliers and Constructors	35,899	26,436
Loans and Financing	1,532,353	973,931
Salaries and Payroll Charges	132,158	141,384
Provision for Judicial Pendencies	30,684	19,353
Interest on Own Capital Payable	179,751	262,274
Taxes and contributions payable	111,961	64,140
Taxes and contributions	70,745	58,622
Other Payables	82,948	122,161

Total Current Liabilities	2,176,499	1,668,301

Loans and Financing	5,801,212	6,254,980
Taxes and contributions payable	268,861	117,099
Taxes and Contributions	130,971	280,450
Provision for Contingencies	491,256	409,850
Pension Fund Obligations	235,963	164,649
Other Payables	93,815	85,171

Total Long-Term Liabilities	7,022,078	7,312,199

Capital Stock	3,403,688	3,403,688
Capital Reserves	67,297	51,055
Revaluation Reserves	2,596,914	2,700,714
Profit Reserves	1,863,389	1,398,796
Retained Earnings	135,476	99,190

Shareholder's Equity	8,066,764	7,653,443

Total Liabilities and Shareholder's Equity	17,265,341	16,633,943

Statements of Cash Flow
Brazilian Corporate Law		R$ thousand

Description	Jan-Mar/05	Jan-Mar/04

Cash flow from operating activities
Net income for the period	151,370	115,486
Adjustments for reconciliation of net income:
Deferred income tax and social contribution	(10,588)	594
Provisions for contingencies	31,336	25,366
Liabilities related to pension plans	17,125	22,400
Property, plant and equipment received as donations (Private Sector)	-	(301)
Loss in the wirte-off of property, plant and equipment	884	2,966
Depreciation	138,614	135,202
Amortization	6,846	8,301
Interest calculated on loans and financing payable	167,152	173,955
Foreign exchange loss on loans and financing	11,100	31,100
Monetary exchange loss on interest on own capital	715	1,104
Passive monetary exchange variation and interest	6,503	7,460
Active monetary exchange variation and interest	(6,397)	-
Provisions for bad debt	45,862	39,530

	560,522	563,163

(Increase) decrease in assets:
Clients	(113,041)	(46,396)
Accounts receivable from shareholders	12,813	(61,342)
Inventories	5,064	1,156
Other accounts receivable	(13,874)	(16,436)
Clients – long term	(33,857)	(10,706)
Accounts receivable - State of São Paulo Government	(55,314)	(28,322)
Judicial deposits	21	75
Other long term receivables	(895)	(801)

	(199,083)	(162,772)

Increase (decrease) in liabilities:
Accounts payable to suppliers	(15,679)	(25,498)
Salaries and payroll charges	24,930	6,090
Taxes and contributions	(13,138)	(29,573)
Other accounts payable	(852)	14,929
Pension plan	(3,338)	(3,291)
Other accounts payable - long term	1,127	4,708
	(6,950)	(32,635)

Net cash from operating activities	354,489	367,756

Cash flow from investing activities:

Acquisition of property, plant and equipment	(101,131)	(169,386)
Sale of property, plant and equipment	-	176
Increase in Deferred Assets	(25)	(68)

Net cash used in infesting activities	(101,156)	(169,278)

Cash flow from financing activities:

Loans and Financing - long term:
Funding	347,571	51,893
Payments	(251,712)	(298,488)
Interest on own Capital:
Interest on own capital payment	(2,527)	(1,389)

Net cash used in financing activities	93,332	(247,984)

Net increase (decrease) in cash equivalents	346,665	(49,506)

Cash and cash equivalents at the beginning of the period	105,557	281,013
Cash and cash equivalents at the end of the period	452,222	231,507

Additional information on cash flow:
Interest and payable taxes for loans and financing	157,047	165,853
Capitalization of interest and financial charges	8,799	6,188
Payable income tax and social contribution	52,631	67,710
Property, plant and equip. received as donations and/or paid in stocks	2,006	316
COFINS and PASEP taxes payable	83,901	52,744
Balancing accounts	(715)	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 18, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.